Mail Stop 4561

January 17, 2007

VIA USMAIL and FAX (505) 856 - 6043

Ms. Karen Y. Duran
Chief Financial Officer
Falcon Ridge Development, Inc.
5111 Juan Tabo Boulevard N.E.
Albuquerque, New Mexico 87111

  Re: Falcon Ridge Development, Inc.
    Form 10-KSB for the year ended 12/31/2005
    Filed on 5/4/2006
    File No. 000-28759

Dear Ms. Karen Y. Duran:

   We have reviewed your response letter dated December 22, 2006 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2005

Financial Statements and Notes

Summary of Significant Accounting Policies

Real Estate Held For Sale, page F-8

1. Your response to comment one still does not address clearly and completely our request for additional information. We reissue our comment. Real Estate Held For Sale and Real Estate Held For Use and Development should be segregated and presented separately on the financial statements. Please note the following guidance from SFAS 67 and SFAS 144 and revise your disclosures in future filings to clarify and distinguish between your impairment policies for each category of real estate assets:
   • For a real estate project, or parts thereof, that is substantially completed and that is to be sold, paragraph 24 of SFAS 67 states that the provisions in SFAS

144 for long-lived assets to be disposed of by sale shall apply. In this regard, paragraph 34 of SFAS 144 states that long-lived assets classified as held for sale shall be measured at the lower of its carrying amount or <u>fair value less cost to sell</u>. Please note that this guidance not longer use the reference to <u>net realizable value.</u>

- For real estate held for development, including property to be developed in the future as well as that currently under development, and to a real estate project, or parts thereof, that is substantially completed and that is be held and used, paragraph 24 of SFAS 67 states that the provisions in SFAS 144 for long-lived assets to be held and used shall apply. In this regard, paragraph 7 of SFAS 144 states that an impairment loss for assets to be held and used shall be recognized only if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. Please note that this guidance not longer use the reference to <u>net realizable value.</u>

Note 7 – Shareholders' Deficit, pages F-13 – F-15

2.   We have read your response to comment two.   You have determined that the fair value of neither the asset surrendered nor the asset received is determinable.   As a result, you have applied paragraph 26 of APB 29 and determined that historical cost is the most reliable measure. In accordance to paragraph 4(c) of APB 29, APB 29 does not apply to acquisition of non-monetary assets through the issuance of capital stock.   We reissue our previous comment.   Please tell us the fair value of the transaction and how you considered paragraphs 7, 8, and 9 of SFAS 123 and EITF 96-18 in determining the fair value of the transaction.

3.   As previously issued, we will continue to monitor your amendment to the Form 10-Q for compliance to your November 1, 2006 response to our comment four issued in our letter dated October 11, 2006.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant